

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

<u>Via E-mail</u>
Lawrence Chimerine
Chief Executive Officer and President
First Transaction Management, Inc.
c/o Castle Bison, Inc.
31200 Via Colinas, Suite 200
Westlake Village, CA 91362

> **Re: First Transaction Management, Inc.**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed October 27, 2011**
> **Correspondence dated January 6, 2012**
> **File No. 000-27615**

Dear Mr. Chimerine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

1. If you believe you meet the criteria of Rule 202 of Regulation S-T, please submit a request for a continuing hardship exemption from providing the Interactive Data File as set forth under the applicable heading at the following link: http://www.sec.gov/info/edgar/cfedgarguidance.htm. Please inform us whether and when you have submitted the request.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Melissa Rocha, Accounting Branch Chief, at (202) 551- 3854 if you have any questions.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant

cc: <u>Via E-mail</u>
        Raul Silvestre, Esq.